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                         July 9, 2021

       Hardeep Gulati
       Chief Executive Officer
       PowerSchool Holdings, Inc.
       150 Parkshore Dr.
       Folsom, CA 95630

                                                        Re: PowerSchool
Holdings, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 23, 2021
                                                            File No. 333-255067

       Dear Mr. Gulati:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2021 letter.

       Amendment No. 2 to Form S-1

       Dilution, page 87

   1. We note your response to prior comment 1. Please supplementally show us how your dilution disclosure
would appear both with and without the impact of Assumed
                                                        Redemption.
               You may contact Lisa Etheredge, Senior Staff Accountant, at
(202) 551-3424 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
       Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.
 Hardeep Gulati
PowerSchool Holdings, Inc.
July 9, 2021
Page 2



                                          Sincerely,
FirstName LastNameHardeep Gulati
                                          Division of Corporation Finance
Comapany NamePowerSchool Holdings, Inc.
                                          Office of Technology
July 9, 2021 Page 2
cc:       Robert M. Hayward, P.C.
FirstName LastName